SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 12
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Ampex Corporation
                                -----------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    032092108
                                    ---------
                                 (CUSIP Number)

                                Craig L. McKibben
                              135 East 57th Street
                            New York, New York 10022
                                 (212) 759-6301
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 2000
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.




414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                   Page  2  of   13   Pages

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           SH Securities Co., LLC
           13-3912827
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                           400,000
NUMBER OF
SHARES
BENEFICIALLY      --------------------------------------------------------------
OWNED BY EACH     8   SHARED VOTING POWER
REPORTING                        0
PERSON WITH       --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                           400,000

                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      400,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           OO
--------------------------------------------------------------------------------





414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                    Page  3  of   13   Pages
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Sherborne Investments Corporation
           51-0364504
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            1,450,000
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
OWNED BY                             0
EACH                 -----------------------------------------------------------
REPORTING            9    SOLE DISPOSITIVE POWER
PERSON WITH                    1,450,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,450,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           HC
--------------------------------------------------------------------------------




414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                    Page  4  of   13   Pages
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Sherborne Holdings Incorporated
           13-3513642
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                   693,566
NUMBER OF
SHARES                   -------------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY EACH                      219,656
REPORTING                -------------------------------------------------------
PERSON WITH              9    SOLE DISPOSITIVE POWER
                                   693,566
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      913,222
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           HC
--------------------------------------------------------------------------------




414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                    Page  5  of   13   Pages
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Newhill Partners, L.P.
           13-3389798
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
                                       693,566
NUMBER OF                     --------------------------------------------------
SHARES                        8    SHARED VOTING POWER
BENEFICIALLY                           219,656
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9    SOLE DISPOSITIVE POWER
PERSON WITH                            693,566
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      913,222

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           PN
--------------------------------------------------------------------------------




414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                   Page  6  of   13   Pages
          ---------                                        ---    ------
-------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Sherborne & Company Incorporated
           22-2569328
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           N/A
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                7          SOLE VOTING POWER
                                               1,125,045
NUMBER OF SHARES                -----------------------------------------------
BENEFICIALLY                    8          SHARED VOTING POWER
OWNED BY EACH                                  219,656
REPORTING                       -----------------------------------------------
PERSON WITH                     9          SOLE DISPOSITIVE POWER
                                               1,125,045
                                -----------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,344,701
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.4%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------




414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                            Page  7  of  13
          ---------                                                 ---    ---
-------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Craig L. McKibben
           ###-##-####
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           N/A
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
-------------------------------------------------------------------------------
                                7          SOLE VOTING POWER
                                                423,000
NUMBER OF                       -----------------------------------------------
SHARES                          8          SHARED VOTING POWER
BENEFICIALLY                                    219,656
OWNED BY EACH                   -----------------------------------------------
REPORTING                       9          SOLE DISPOSITIVE POWER
PERSON WITH                                     642,656
                                -----------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                                2,763,272
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,405,928
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------





414618.10

                                  SCHEDULE 13D

CUSIP No. 032092108                                    Page  8  of   13   Pages
          ----------                                        ---    ------
-------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Edward J. Bramson
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)____________
           (b)____________
           N/A
-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           PF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------------------------------------------------------------------
                                7          SOLE VOTING POWER
                                               5,882,955
NUMBER OF                       -----------------------------------------------
SHARES                          8          SHARED VOTING POWER
BENEFICIALLY                                   219,656
OWNED BY EACH                   -----------------------------------------------
REPORTING                       9          SOLE DISPOSITIVE POWER
PERSON WITH                                    5,882,955
                                -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                               2,763,272
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      8,865,883
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           /  /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------





414618.10

                                AMENDMENT NO. 12
                                       TO
                                  SCHEDULE 13D



            This Amendment No. 12 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), filed by the parties named below (collectively, "Filing Parties") relating to the Class A Common Stock ("Class A Stock") of Ampex Corporation (the "Company"). Certain information in the Schedule 13D which has not changed since the filing of the most recent amendment thereto is not restated herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

           No change.

Item 2.  Identity and Background.

            This Amendment No. 12 is being filed pursuant to Section 13d(1) of the Securities Act of 1934, as amended (the "Exchange Act") and Rule 13d-2 thereunder by the Filing Parties named below, each of whom has a business address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

         1. SH Securities Co. LLC, a New York limited liability company ("SHS"), of which Edward J. Bramson, one of the Filing Parties, is the sole managing member. SHS's principal business is the ownership of Class A Stock of the Company. SHS has no other executive officers or directors.

        2. Sherborne Investments Corporation, a Delaware corporation ("SIC"), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. SIC's principal business is the ownership of Class A Stock of the Company.

        3.  Sherborne  Holding   Incorporated,   a Delaware corporation ("SHI").
            SHI is a holding company whose principal business is the ownership of shares of the Company.

        4. Newhill Partners, L.P. ("NLP"), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP's principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

        5. Sherborne & Company Incorporated, a Delaware corporation ("SCI"), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI's principal business is to act as General Partner of NLP.

                                                         Page  9  of  13  Pages
414618.10

        6. Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer, and a director of the Company. Mr. McKibben is also an officer and director of each other corporation that is a Filing Party herein (other than SIC) and a limited partner of NLP.

        7. Edward J. Bramson, Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Bramson is also the chief executive officer and a director of each other corporation that is a Filing Party herein.

Item 3.  Source and Amount of Funds or Other Consideration.

            Since the date of filing of Amendment No. 11 to the Schedule 13D, the Filing Parties named herein have entered into the following transactions in the Company's Class A Stock, using the funds indicated below:

            (a) On or about August 20 through August 31, 1998, Mr Bramson acquired 125,000 shares of Class A Stock at purchase prices ranging from $1.25 to $1.5625 per share, in each case in open market brokerage transactions using personal funds.

            (b) On or about November 12 through November 24, 1999, Mr Bramson acquired 75,000 shares of Class A Stock at purchase prices ranging from $2.3125 to $4.00 per share, in each case in open market brokerage transactions using personal funds.

            (c) On November 6, 1998, the Board of Directors granted to Mr. McKibben 169,000 non-qualified options to purchase shares of Class A Stock under the Company's 1992 Stock Incentive Plan, at an exercise price of $ 1.0625 per share. This option became exercisable as to 34% as of May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. On the same date an equivalent number of non-qualified options previously granted by the Board of Directors to Mr. McKibben to purchase shares of Class A Stock under the Company's 1992 Stock Incentive Plan, at exercise prices ranging from $ 2.375 to $6.00 per share, were canceled.

Item 4.  Purpose of Transaction.

            (a) Mr. Bramson acquired the shares reported in Item 3(a) and (b) for the purpose of increasing his equity investment in the Company. As set forth in Item 5(a)(vii), Mr. Bramson is deemed to hold beneficial ownership of approximately 15.6% of the outstanding Class A Stock. Accordingly, Mr. Bramson may be in a position to exercise significant influence on the management and affairs of the Company.

            (b) The Board of Directors of the Company exchanged with Mr. McKibben the options reported in Item 3(c) as incentive compensation in accordance with the purposes of the 1992 Stock Incentive Plan.

            (c) One or more of the Filing Parties named in the Schedule 13D, including Mr. Bramson, may from time to time in the future acquire additional shares of Class A Stock, or dispose of Class A Stock owned by such Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

                                                       Page  10  of  13  Pages
414618.10

Item 5.  Interest in Securities of the Issuer.

            (a) As of the close of business on April 17, 2000:

            (i) SHS owned 400,000 shares of Class A Stock of the Company, representing approximately 0.7% of the outstanding shares of Class A Stock of the Company.

            (ii) SIC owned 1,450,000 shares of Class A Stock of the Company, representing approximately 2.6% of the outstanding shares of Class A Stock of the Company.

            (iii) SHI  owned  directly  or  through  a  wholly-owned  subsidiary
693,566 shares of Class A Stock. In addition, SHI holds the right to vote 219,656 shares of Class A Stock as holder of a voting proxy with respect to such shares granted by Craig L. McKibben. Accordingly, SHI is deemed to be the beneficial owner of an aggregate of 913,222 shares of Class A Stock, representing approximately 1.6% the outstanding Class A Stock of the Company.

            (iv) NLP owned all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 913,222 shares, representing approximately 1.6%, of the outstanding Class A Stock of the Company.

            (v) SCI owned directly 431,479 shares of Class A Stock, and SCI is deemed to be the beneficial owner of all shares beneficially owned by NLP, as SCI is the general partner of NLP, the sole stockholder of SHI. Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 1,344,701 shares, representing approximately 2.4% of the outstanding Class A Stock of the Company.

            (vi) Mr. McKibben owned directly 219,656 shares of Class A Stock, held options to acquire 273,000 shares of Class A Stock under the Company's 1992 Stock Incentive Plan, and held options granted to him by SHI to acquire 150,000 shares of Class A Stock. (Mr. McKibben has granted a proxy to SHI to vote all shares of Class A Stock owned by him on any matter submitted to stockholders of the Company.) In addition, Mr. McKibben serves as co-administrator of the Ampex Retirement Master Trust (the "Ampex Trust"), which holds 2,763,272 shares of Class A Stock, respectively, as to which Mr. McKibben may be deemed to share investment power. Accordingly, Mr. McKibben is deemed to be the beneficial owner of 3,405,928 shares of Class A Stock, representing approximately 6.0% of the Class A Stock of the Company.

            (vii) Mr. Bramson owned directly 2,905,410 shares of Class A Stock, and held vested options to acquire an aggregate of 2,500 shares of Class A Stock under the Company's 1992 Stock Incentive Plan. Mr. Bramson is also deemed beneficially to own 2,975,045 shares of Class A Stock owned or controlled by the other Filing Parties named herein, and 219,656 shares covered by the above-mentioned proxy. In addition, Mr. Bramson serves as co-administrator of the Ampex Trust, which holds 2,763,272 shares of Class A Stock, as to which Mr. Bramson may be deemed to share investment power. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 8,865,883 shares, representing approximately 15.6% of the outstanding Class A Stock of the Company.

            (viii) The Filing Parties named herein, collectively, may comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all

                                                        Page  11  of  13  Pages
414618.10
of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 9,138,883 shares, or approximately 16.1%, of the outstanding Class A Stock of the Company.

            (b) No change.

            (c) Except as disclosed herein, none of the Filing Parties has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to the Schedule 13D, dated April 7, 1998.

            (d) No change.

            (e) Not Applicable.

            (f) The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7. Material to Be Filed as Exhibits.

           Not applicable.







                                                        Page  12  of  13  Pages
414618.10

           After reasonable inquiry and to the best of its knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:     June 8, 2000
                                     SH SECURITIES CO., LLC

                                     By:       /s/Edward J. Bramson
                                               --------------------
                                               Name:  Edward J. Bramson
                                               Title: Managing Member


                                     SHERBORNE INVESTMENTS CORPORATION

                                     By:       /s/Edward J. Bramson
                                               --------------------
                                               Name:  Edward J. Bramson
                                               Title: President


                                     SHERBORNE HOLDINGS INCORPORATED

                                     By:       /s/Craig L. McKibben
                                               --------------------
                                               Name:  Craig L. McKibben
                                               Title: Vice President


                                     NEWHILL PARTNERS, L.P., by its
                                       general partner, Sherborne &
                                       Company Incorporated

                                     By:       /s/Edward J. Bramson
                                               --------------------
                                               Name:  Edward J. Bramson
                                               Title: President


                                     SHERBORNE & COMPANY INCORPORATED

                                     By:       /s/Craig L. McKibben
                                               --------------------
                                               Name:  Craig L. McKibben
                                               Title: Vice President


                                     /s/Craig L. McKibben
                                     --------------------
                                     Craig L. McKibben


                                     /s/ Edward J. Bramson
                                     ----------------------
                                     Edward J. Bramson

                                                       Page  13  of  13  Pages
414618.10